[LETTERHEAD OF GOFF CORPORATION]

                                November 10, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Goff Corporation (the "Company")
    Registration Statement on Form S-1
    File No. 333-176509

Ladies and Gentlemen:

The Company hereby withdraws its request, dated November 9, 2011, for the acceleration of the effective date of its Registration Statement on Form S-1, as amended, File No. 333-176509 pending the submission of an acceleration letter signed by an officer of the Company.

                                Very truly yours,


                                By: /s/ Gary O'Flynn
                                   -----------------------------
                                Name:  Gary O'Flynn
                                Title: President and CEO